December 4, 2018

Peng Yang
President
Oranco Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

       Re: Oranco Inc.
           Revised Preliminary Information Statement on Schedule 14C Filed November 29, 2018
           File No. 000-28181

Dear Mr. Yang:

       We have reviewed your amended filing and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Revised Preliminary Registration Statement on Schedule 14C

General

1.    We note the disclosure identified on page 6 under the subheading
Information
      Incorporated by Reference. It is unclear how you are eligible to incorporate such information by reference. Refer to Section (e)(1) of Item 14 of Schedule 14A and Item 17
      of Form S-4. Please amend your information statement to include the information regarding the company being acquired directly in the information statement or advise us how you determined that you are eligible to incorporate such information by reference.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peng Yang
Oranco Inc.
December 4, 2018
Page 2




       You may contact Ruairi Regan at 202-551-3269 or James Lopez, Legal
Branch
Chief at 202-551-3536 with any other questions.



                                                       Sincerely,

FirstName LastNamePeng Yang                            Division of Corporation
Finance
                                                       Office of Beverages,
Apparel and
Comapany NameOranco Inc.
                                                       Mining
December 4, 2018 Page 2
cc:       George Du, Esq.
FirstName LastName